Filed by NWTN, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. 333-266322

Subject Company:

ICONIQ Holding Limited

East Stone Acquisition Corporation Announces Filing and Mailing of Definitive Proxy Statement and November 7 Special Meeting to Approve Business Combination with NTWN Inc.

Burlington, MA and Dubai, UAE, October 24, 2022 (GLOBE NEWSWIRE) – East Stone Acquisition Corporation (Nasdaq: ESSC) (“East Stone”), a publicly traded special purpose acquisition company, and NTWN Inc. (“NWTN”), a smart electric vehicle company which aims to integrate avant-garde design, life-style personalization, IoT connectivity, and autonomous driving technology into a passenger-centric green premium mobility solution to the world, today announced East Stone’s filing with the U.S. Securities Exchange Commission (the “SEC”) of a definitive merger proxy statement (the “Merger Proxy Statement”), to hold a special meeting in lieu of an annual meeting of its shareholders on November 7, 2022 at 9:00 am Eastern Time (the “Special Meeting”), to consummate its initial business combination with NWTN (the “Business Combination”). The Merger Proxy Statement and related materials are being delivered today to holders of record as of October 4, 2022.

Commenting on today’s announcement, NWTN’s Chief Executive Officer, Executive Director and Chairman, Nan (Alan) Wu, said, “NWTN’s mission is to bring passenger-centric green premium mobility solutions to the world, and this is an exciting next step along that journey.”

“In NWTN we believe we have found a company that has the vision, courage and talent to change the automobile industry. We are extraordinarily pleased with our progress as we move closer to close our transaction,” said Xiaoma (Sherman) Lu, Chief Executive Officer of East Stone.

East Stone’s Special Meeting will be held on November 7, 2022 at 9:00 am at the office of Ellenoff Grossman & Schole LLP at 1345 Avenue of the Americas, New York, New York 10105. Shareholders can also participate in the meeting, virtually via live webcast at https://www.cstproxy.com/eaststoneacquisition/sm2022. Holders of East Stone ordinary shares at the close of business on the record date of October 4, 2022 are entitled to notice of, and to vote at, the Special Meeting. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

East Stone encourages all shareholders to vote on the proposal(s) for the Special Meeting.

As further detailed in the Merger Proxy Statement, any holders of East Stone’s ordinary shares who wish to redeem their shares at the Special Meeting, must do so before 5:00 pm Eastern Time on November 3, 2022, by submitting a written request and delivering their share certificates (if any) or other redemption forms, physically or electronically through DWAC, to East Stone’s stock transfer agent, Continental Stock Transfer and Trust Company, pursuant to the instructions contained in the Merger Proxy Statement and proxy cards.

East Stone shareholders who need assistance voting or have questions regarding the Special Meeting may contact East Stone’s proxy solicitor, Morrow Sodali, by telephone at 800-662-5200 or by email at ESSC.info@investor.morrowsodali.com.

ABOUT NWTN

NWTN, through its primary subsidiary, ICONIQ Holding Limited (“ICONIQ” or the “Company”), is a smart electric vehicle company which aims to integrate avant-garde design, life-style personalization, IoT connectivity, and autonomous driving technology into “a passenger-centric green premium mobility solution to the world”, a vision coined by its Chief Executive Officer, Executive Director and Chairman, Nan (Alan) Wu, who has envisioned this Smart Passenger Vehicle (“SPV”) vehicle concept for the global automobile industry.

ABOUT EAST STONE

East Stone Acquisition Corporation (Nasdaq: ESSC) is a blank check company incorporated as a British Virgin Islands business company and incorporated for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

ADDITIONAL INFORMATION

NWTN has submitted with the SEC a Registration Statement on Form F-4 (as amended, the “Registration Statement”), which was declared effective on October 20, 2022 and included a proxy statement of East Stone and a prospectus in connection with the proposed transactions (the “Transactions”) involving East Stone, the Purchaser Representative, NWTN, Muse Merger Sub I Limited, Muse Merger Sub II Limited and ICONIQ pursuant to that certain Business Combination Agreement, dated as of April 15, 2022 (as amended on September 28, 2022 and as may be further amended and/or amended and restated, the “Business Combination Agreement”). The definitive proxy statement and other relevant documents are being mailed to shareholders of East Stone as of a record date of October 4, 2022. SHAREHOLDERS OF EAST STONE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH EAST STONE’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT EAST STONE, THE COMPANY, NWTN AND THE TRANSACTIONS. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to East Stone by contacting its Chief Financial Officer, Chunyi (Charlie) Hao, c/o East Stone Acquisition Corporation, 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803, at (781) 202-9128 or at hao@estonecapital.com.

DISCLAIMER

This press release hereto shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NO ASSURANCES

There can be no assurance that the proposed Transactions will be completed, nor can there be any assurance, if the Transactions are completed, that the potential benefits of combining the companies will be realized. The description of the Transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the Transactions, copies of which have been filed with the SEC as exhibits to the Registration Statement.

PARTICIPANTS IN THE SOLICITATION

NWTN, East Stone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of East Stone in connection with the Transactions. Information regarding the officers and directors of East Stone is set forth in East Stone’s annual report on Form 10-K, which was filed with the SEC on April 15, 2022. Additional information regarding the interests of such potential participants are included in the Registration Statement (and is included in the definitive proxy statement/prospectus for the Transactions) and other relevant documents filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Transactions and the projected future financial performance of East Stone and the Company’s operating companies following the proposed Transactions; (3) changes in the market for the Company’s products and services and expansion plans and opportunities; (4) the Company’s unit economics; (5) the sources and uses of cash of the proposed Transactions and concurrent private placement; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Transactions and concurrent private placement; (7) the projected technological developments of the Company and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and (12) expectations related to the terms and timing of the proposed Transactions. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of the Company’s and East Stone’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and East Stone. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the parties’ inability to consummate the Transactions and concurrent private placement; the risk that the Transactions disrupt current plans and operations as a result of the announcement and consummation of the Transactions described herein; the inability to recognize the anticipated benefits of the Transactions; the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Transactions prior to the execution of the Business Combination Agreement; the ability to obtain or maintain the listing of the NWTN’s securities on The Nasdaq Stock Market, following the Transactions, including having the requisite number of shareholders; costs related to the Transactions; changes in domestic and foreign business, market, financial, political and legal conditions; the Company’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; the Company’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to the Company’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between the Company and its employees; the Company’s ability to successfully collaborate with business partners; demand for the Company’s current and future offerings; risks that orders that have been placed for the Company’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that the Company is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to the Company’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments; the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions; the outcome of any legal proceedings that may be instituted against the Company, East Stone or NWTN or other following announcement of the proposed Transactions and transactions contemplated thereby; the ability of the Company to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by the Company’s peers and competitors; and those risk factors discussed in documents of NWTN and East Stone filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither East Stone nor the Company presently know or that East Stone and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect East Stone’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. East Stone and the Company anticipate that subsequent events and developments will cause East Stone’s and the Company’s assessments to change. However, while East Stone and the Company may elect to update these forward-looking statements at some point in the future, East Stone and the Company specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by East Stone. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

East Stone Acquisition Corporation
Xiaoma (Sherman) Lu
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803
sherman@estonecapital.com